UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Commission File Number 001-34609
CHINA HYDROELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)
25B, New Poly Plaza, No. 1 North
Chaoyangmen Street
Dongcheng District, Beijing
People’s Republic of China 100010
Tel: (86-10) 6492-8483

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes      ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):          N/A

CHINA HYDROELECTRIC CORPORATION
FORM 6-K
China Hydroelectric Corporation is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release dated October 19, 2010

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION
By:	/s/ John Kuhns
John Kuhns, Chairman and Chief Executive Officer

Date: October 20, 2010

Exhibit 99.1
China Hydroelectric Corporation Signs Framework Agreement with China Guangdong Nuclear Energy
Development Company to Jointly Develop and Construct 1GW Wuyue Pumped Storage Project
NEW YORK, October 19 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company” or “CHC”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced that it recently signed a framework agreement (MOU) with China Guangdong Nuclear Energy Development Co., Ltd. (“Guangdong Nuclear” or “CGNEDC”) for the equity transfer of a controlling interest of the Wuyue Pumped Storage Power Generation Co. Ltd. (the “Wuyue Company”).
China Hydroelectric currently holds a 79% equity interest in Wuyue Company, which owns the right to develop a 1,000 MW pumped storage hydroelectric power project in Xinyang, Henan Province, China (“Wuyue Project”). Under the framework agreement, subject to the completion of definitive documents, completion of due diligence and receipt of required governmental and other approvals in the PRC, China Hydroelectric will transfer a 51% equity interest in Wuyue Company to Guangdong Nuclear, in exchange for which Guangdong Nuclear will agree to fund its proportionate share of the on-going development costs of the project. The terms contained in the framework agreement, which may be terminated by either party prior to the execution of definitive agreements, are expected to be memorialized in definitive agreements which the parties expect to be completed by the first quarter of 2011.
The Wuyue Project is located in Xinyang, Henan province and will be used to supply clean and renewable peaking power capacity to Guangshan County. China Hydroelectric purchased a 79% equity interest in the Wuyue Pumped Storage hydroelectric project and established the Wuyue Pumped Storage Power Generation Co. Ltd. (a LLC) on June 11, 2009 for RMB 162.5 million with the intention of pursuing the development of the project with a strategic partner. Since the acquisition, CHC has spent approximately $5 million for the development phase. It is anticipated the construction timeline would span approximately six years once ground breaking occurs.
“We are pleased to enter into this initial framework agreement with CGNEDC which is the largest nuclear company in China,” commented John Kuhns, Chairman and CEO of China Hydroelectric. CGNEDC currently owns and operates 2 GW of large hydro projects, which includes participation in several storage facilities. Due to their development and construction expertise, specifically in large hydro electrical facilities, and their strong working capital position, we believe that this proposed joint venture with CGNEDC will help to accelerate the timeline for completion of the project. We are excited to be making a significant step forward with such a large and established player in the Chinese power industry.”
About China Hydroelectric Corporation
China Hydroelectric Corporation (“CHC” or the “Company”) is an owner, consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify and evaluate acquisition and

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development opportunities and acquire, and in some cases construct, small hydroelectric power projects in China. China produces approximately 22% of its total energy from hydroelectric energy. The Company currently owns sixteen operating hydroelectric power projects (consisting of 21 operating stations) in China with total installed capacity of 493.4 MW. These projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.
For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com
Cautionary Note Regarding Forward-looking Statements:
Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to our business strategies and plan of operations, our ability to acquire hydroelectric assets, our capital expenditure and funding plans, our operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on our current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, our relationship with and other conditions affecting the power grids we service, our production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of our cost-control measures, our liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting our operations that are set forth in our Prospectus dated January 25, 2010 and filed with the Securities and Exchange Commission (the “SEC”) and in our future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information, please contact:
Company:
China Hydroelectric Corporation
Mary Fellows
EVP and Secretary
Tel: +1-860-435-7000
Email: mfellows@chinahydroelectric.com
Investor Relations:

HC International, Inc.
Scott Powell
Tel: +1-917-721-9480
Email: scott.powell@hcinternational.net

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